UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On April 30, 2024, the Board of Directors of AGM Group Holdings Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on April 30, 2024. Attached as Exhibit 99.1 to this Form 6-K is the 2024 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	AGM Group Holdings Inc. 2024 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM GROUP HOLDINGS INC.

Date: April 30, 2024	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer, Chief Strategy Officer and a director

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